UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Overseas Shipholding Group, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

69036R863

(CUSIP Number)

●

c/o Saltchuk Resources, Inc.

450 Alaskan Way South, Suite 708

Seattle, Washington 98104

(206) 652-1111

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 10, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Saltchuk Resources, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, BK, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 0
	8	Shared Voting Power 1,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,000

11	Aggregate Amount Beneficially Owned by Reporting Person 1,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%
14	Type of Reporting Person CO

1	Name of Reporting Person Saltchuk Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, BK, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 0
	8	Shared Voting Power 1,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,000

11	Aggregate Amount Beneficially Owned by Reporting Person 1,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%
14	Type of Reporting Person HC

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein. Amendment No. 7 is being jointly filed by Saltchuk Resources, Inc. (“Saltchuk Resources”) and Saltchuk Holdings, Inc., its sole shareholder (together with Saltchuk Resources, the “Reporting Persons”) and amends and supplements the statement on Schedule 13D jointly filed by the Reporting Persons with the Securities Exchange Commission (the “Commission”) on March 12, 2020 (as it may be amended from time to time, the “Schedule 13D”). Initially capitalized terms used in this Amendment No. 7 that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D. Except as expressly provided herein, all Items of the Schedule 13D remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4.	Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by the following:

Tender Offer and Closing of the Merger

As previously disclosed, on June 10, 2024, Seahawk MergeCo., Inc., a wholly-owned subsidiary of the Reporting Persons (“Merger Sub”) commenced a cash tender offer (the “Offer”) to purchase each issued and outstanding share of Class A common stock, par value $0.01 per share (the “Shares”) of Overseas Shipholding Group, Inc., a Delaware corporation (“OSG” or the “Company”) other than the Shares owned by the Reporting Persons or any of their respective affiliates, for $8.50 per Share (the “Offer Price”), without interest and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of June 10, 2024 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal.

The Offer expired one minute after 11:59 p.m., Eastern Standard time, on July 9, 2024. According to Computershare Inc. and Computershare Trust Company, N.A., the joint depositary and paying agent for the Offer (the “Depositary and Paying Agent”), as of the expiration of the Offer, 47,770,076 Shares were validly tendered in accordance with the terms of the Offer and “received” (within the meaning of Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”)) and not validly withdrawn, representing approximately 66% of the issued and outstanding Shares as of the expiration of the Offer. The number of Shares tendered, together with the Shares owned by the Reporting Persons and their respective affiliates as of the expiration of the Offer, satisfied the Minimum Condition (as defined in the Merger Agreement). On July 10, 2024, all conditions to the Offer having been satisfied or waived, Merger Sub accepted for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer as of the expiration of the Offer (the “Offer Acceptance Time”). The Reporting Persons have transmitted payment for such Shares to the Depositary and Paying Agent, which will disburse the Offer Price to tendering Company stockholders whose Shares have been accepted for payment in accordance with the terms of the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Merger Sub acquired a sufficient number of Shares to complete the merger of Merger Sub with and into the Company (the “Merger”) without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Accordingly, following the consummation of the Offer, Saltchuk and Merger Sub effected the Merger pursuant to Section 251(h) of the DGCL, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Saltchuk (the “Surviving Corporation”). In connection with the Merger, each Share that was issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than those Shares held by the Company in treasury or by Saltchuk, Merger Sub or any other wholly owned subsidiary of Saltchuk (including those Shares tendered into the Offer and accepted for payment), or the Shares held by a holder who (i) is entitled to appraisal rights under Section 262 of the DGCL, (ii) has properly demanded appraisal rights with respect thereto in accordance with Section 262 of the DGCL, (iii) has complied in all respects with Section 262 of the DGCL and (iv) has not validly revoked such demand) was cancelled and converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), without interest and subject to applicable withholding taxes.

Prior to the opening of trading on The New York Stock Exchange (“NYSE”) on July 10, 2024, all shares of Common Stock ceased trading, and following the consummation of the Merger, all shares of Common Stock will be delisted from NYSE and deregistered under the Exchange Act.

As a result of the Offer and the Merger, the Reporting Persons hold all of the issued and outstanding shares of Common Stock (now equaling 1,000 shares) of the Issuer.

On July 10, 2024, the Company and Saltchuk Resources issued a joint press release announcing the closing of the Offer and the Merger. A copy of the press release is attached hereto as Exhibit G and is incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by the following:

The description under Item 4 is incorporated herein by reference in its entirety.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement dated July 1, 2021, by and between the Reporting Persons (incorporated by reference to the Schedule 13D/A filed with the Securities and Exchange Commission on July 2, 2021)
G.	Joint Press Release of Saltchuk Resources, Inc. and Overseas Shipholding Group, Inc., dated July 10, 2024.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2024

SALTCHUK RESOURCES, INC.

/s/ Jerald W. Richards
By:	Jerald W. Richards
Title:	Senior V.P. and CFO

SALTCHUK HOLDINGS, INC.

/s/ Jerald W. Richards
By:	Jerald W. Richards
Title:	Senior V.P. and CFO